IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 2, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109248
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JULY 7, 2004.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2004-14
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-14

CWHL04-14-0del - Dec - 1A1

UBS Securities LLC   Whole Loan ARMs Trading: 212-713-2860

Date	*1*	*2*	*3*	*4*
28-Jun-04	100	100	100	100
25-Jun-05	100	84	79	48
25-Jun-06	100	71	62	23
25-Jun-07	100	60	49	11
25-Jun-08	100	50	39	5
25-Jun-09	100	42	31	3
25-Jun-10	100	36	25	1
25-Jun-11	100	31	20	1
25-Jun-12	100	26	16 *	
25-Jun-13	100	22	13 *	
25-Jun-14	100	19	10 *	
25-Jun-15	97	15	8 *	
25-Jun-16	93	13	6 *	
25-Jun-17	90	10	5 *	
25-Jun-18	86	8	4 *	
25-Jun-19	82	7	3 *	
25-Jun-20	78	6	2 *	
25-Jun-21	74	4	2 *	
25-Jun-22	69	4	1 *	
25-Jun-23	65	3	1 *	
25-Jun-24	60	2	1 *	
25-Jun-25	55	2 *	*	
25-Jun-26	50	1 *	*	
25-Jun-27	44	1 *	*	
25-Jun-28	39	1 *	*	
25-Jun-29	33	1 *	*	
25-Jun-30	27 *	*	*	
25-Jun-31	21 *	*	*	
25-Jun-32	14 *	*	*	
25-Jun-33	7 *	*		0
25-Jun-34	0	0	0	0
WAL	21.35	5.7	4.29	1.39
Principal Wind	Jul14-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Jan34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ositions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - 2A1

UBS Securities LLC   Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	98	18	0	0
25-Jun-06	96	0	0	0
25-Jun-07	94	0	0	0
25-Jun-08	91	0	0	0
25-Jun-09	89	0	0	0
25-Jun-10	78	0	0	0
25-Jun-11	67	0	0	0
25-Jun-12	55	0	0	0
25-Jun-13	43	0	0	0
25-Jun-14	30	0	0	0
25-Jun-15	17	0	0	0
25-Jun-16	2	0	0	0
25-Jun-17	0	0	0	0
25-Jun-18	0	0	0	0
25-Jun-19	0	0	0	0
25-Jun-20	0	0	0	0
25-Jun-21	0	0	0	0
25-Jun-22	0	0	0	0
25-Jun-23	0	0	0	0
25-Jun-24	0	0	0	0
25-Jun-25	0	0	0	0
25-Jun-26	0	0	0	0
25-Jun-27	0	0	0	0
25-Jun-28	0	0	0	0
25-Jun-29	0	0	0	0
25-Jun-30	0	0	0	0
25-Jun-31	0	0	0	0
25-Jun-32	0	0	0	0
25-Jun-33	0	0	0	0
25-Jun-34	0	0	0	0
WAL	8.13	0.64	0.48	0.18
Principal Wind	Jul04-Sep16	Jul04-Oct05	Jul04-May05	Jul04-Oct04
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short p
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ɔsitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - 2A2

UBS Securities LLC Whole Loan ARMs Trading: 212-713-2860

Date	*1*	*2*	*3*	*4*
28-Jun-04	100	100	100	100
25-Jun-05	100	100	85	0
25-Jun-06	100	5	0	0
25-Jun-07	100	0	0	0
25-Jun-08	100	0	0	0
25-Jun-09	100	0	0	0
25-Jun-10	100	0	0	0
25-Jun-11	100	0	0	0
25-Jun-12	100	0	0	0
25-Jun-13	100	0	0	0
25-Jun-14	100	0	0	0
25-Jun-15	100	0	0	0
25-Jun-16	100	0	0	0
25-Jun-17	77	0	0	0
25-Jun-18	48	0	0	0
25-Jun-19	18	0	0	0
25-Jun-20	0	0	0	0
25-Jun-21	0	0	0	0
25-Jun-22	0	0	0	0
25-Jun-23	0	0	0	0
25-Jun-24	0	0	0	0
25-Jun-25	0	0	0	0
25-Jun-26	0	0	0	0
25-Jun-27	0	0	0	0
25-Jun-28	0	0	0	0
25-Jun-29	0	0	0	0
25-Jun-30	0	0	0	0
25-Jun-31	0	0	0	0
25-Jun-32	0	0	0	0
25-Jun-33	0	0	0	0
25-Jun-34	0	0	0	0
WAL	13.94	1.67	1.24	0.42
Principal Wind	Sep16-Jan20	Oct05-Jul06	May05-Jan06	Oct04-Dec04
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ositions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - 2A3

UBS Securities LLC   Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	0
25-Jun-06	100	100	61	0
25-Jun-07	100	47	0	0
25-Jun-08	100	0	0	0
25-Jun-09	100	0	0	0
25-Jun-10	100	0	0	0
25-Jun-11	100	0	0	0
25-Jun-12	100	0	0	0
25-Jun-13	100	0	0	0
25-Jun-14	100	0	0	0
25-Jun-15	100	0	0	0
25-Jun-16	100	0	0	0
25-Jun-17	100	0	0	0
25-Jun-18	100	0	0	0
25-Jun-19	100	0	0	0
25-Jun-20	93	0	0	0
25-Jun-21	75	0	0	0
25-Jun-22	57	0	0	0
25-Jun-23	38	0	0	0
25-Jun-24	19	0	0	0
25-Jun-25	0	0	0	0
25-Jun-26	0	0	0	0
25-Jun-27	0	0	0	0
25-Jun-28	0	0	0	0
25-Jun-29	0	0	0	0
25-Jun-30	0	0	0	0
25-Jun-31	0	0	0	0
25-Jun-32	0	0	0	0
25-Jun-33	0	0	0	0
25-Jun-34	0	0	0	0
WAL	18.37	2.99	2.2	0.74
Principal Wind	Jan20-May25	Jul06-Jun08	Jan06-Jun07	Dec04-Jun05
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically disc
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
›sitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - 2A4

UBS Securities LLC   Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	90
25-Jun-06	100	100	100	0
25-Jun-07	100	100	94	0
25-Jun-08	100	99	38	0
25-Jun-09	100	55	0	0
25-Jun-10	100	15	0	0
25-Jun-11	100	0	0	0
25-Jun-12	100	0	0	0
25-Jun-13	100	0	0	0
25-Jun-14	100	0	0	0
25-Jun-15	100	0	0	0
25-Jun-16	100	0	0	0
25-Jun-17	100	0	0	0
25-Jun-18	100	0	0	0
25-Jun-19	100	0	0	0
25-Jun-20	100	0	0	0
25-Jun-21	100	0	0	0
25-Jun-22	100	0	0	0
25-Jun-23	100	0	0	0
25-Jun-24	100	0	0	0
25-Jun-25	97	0	0	0
25-Jun-26	72	0	0	0
25-Jun-27	45	0	0	0
25-Jun-28	18	0	0	0
25-Jun-29	0	0	0	0
25-Jun-30	0	0	0	0
25-Jun-31	0	0	0	0
25-Jun-32	0	0	0	0
25-Jun-33	0	0	0	0
25-Jun-34	0	0	0	0
WAL	22.84	5.17	3.83	1.26
Principal Wind	May25-Feb29	Jun08-Dec10	Jun07-Apr09	Jun05-Jan06
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ositions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
rve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - 2A5

UBS Securities LLC   Whole Loan ARMs Trading: 212-713-2860

Date	*1*	*2*	*3*	*4*
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	100
25-Jun-06	100	100	100	71
25-Jun-07	100	100	100	33
25-Jun-08	100	100	100	17
25-Jun-09	100	100	96	8
25-Jun-10	100	100	75	4
25-Jun-11	100	90	59	2
25-Jun-12	100	75	46	1
25-Jun-13	100	62	36 *	
25-Jun-14	100	51	28 *	
25-Jun-15	100	42	22 *	
25-Jun-16	100	35	17 *	
25-Jun-17	100	28	13 *	
25-Jun-18	100	23	10 *	
25-Jun-19	100	19	8 *	
25-Jun-20	100	15	6 *	
25-Jun-21	100	12	4 *	
25-Jun-22	100	10	3 *	
25-Jun-23	100	8	2 *	
25-Jun-24	100	6	2 *	
25-Jun-25	100	5	1 *	
25-Jun-26	100	4	1 *	
25-Jun-27	100	3	1 *	
25-Jun-28	100	2 *	*	
25-Jun-29	94	2 *	*	
25-Jun-30	76	1 *	*	
25-Jun-31	59	1 *	*	
25-Jun-32	40 *	*	*	
25-Jun-33	20 *	*	*	
25-Jun-34	0	0	0	0
WAL	27.44	11.47	8.84	2.94
Principal Wind	Feb29-Jun34	Dec10-Jun34	Apr09-Jun34	Jan06-Feb34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ɔsitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - 3A1

UBS Securities LLC Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	99	84	79	47
25-Jun-06	99	70	62	23
25-Jun-07	98	59	48	11
25-Jun-08	98	49	38	5
25-Jun-09	97	41	30	3
25-Jun-10	96	35	24	1
25-Jun-11	96	29	19	1
25-Jun-12	93	24	15 *	
25-Jun-13	91	20	12 *	
25-Jun-14	88	17	9 *	
25-Jun-15	86	14	7 *	
25-Jun-16	83	11	5 *	
25-Jun-17	80	9	4 *	
25-Jun-18	77	8	3 *	
25-Jun-19	73	6	2 *	
25-Jun-20	70	5	2 *	
25-Jun-21	66	4	1 *	
25-Jun-22	63	3	1 *	
25-Jun-23	59	3	1 *	
25-Jun-24	54	2	1 *	
25-Jun-25	50	2 *	*	
25-Jun-26	46	1 *	*	
25-Jun-27	41	1 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	30 *	*	*	
25-Jun-30	25 *	*	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*	*	
25-Jun-33	7 *	*	*	
25-Jun-34	0	0	0	0
WAL	19.87	5.49	4.16	1.38
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Feb34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to *information co*
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ositions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - 4A1

UBS Securities LLC Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	84	79	47
25-Jun-06	99	70	62	23
25-Jun-07	99	59	48	11
25-Jun-08	98	49	38	5
25-Jun-09	98	41	31	3
25-Jun-10	97	35	24	1
25-Jun-11	97	30	19	1
25-Jun-12	96	25	15 *	
25-Jun-13	96	21	12 *	
25-Jun-14	95	18	10 *	
25-Jun-15	92	15	8 *	
25-Jun-16	89	12	6 *	
25-Jun-17	86	10	4 *	
25-Jun-18	83	8	3 *	
25-Jun-19	79	7	3 *	
25-Jun-20	75	5	2 *	
25-Jun-21	71	4	2 *	
25-Jun-22	67	3	1 *	
25-Jun-23	63	3	1 *	
25-Jun-24	59	2	1 *	
25-Jun-25	54	2 *	*	
25-Jun-26	49	1 *	*	
25-Jun-27	44	1 *	*	
25-Jun-28	38	1 *	*	
25-Jun-29	33	1 *	*	
25-Jun-30	27 *	*	*	
25-Jun-31	21 *	*	*	
25-Jun-32	14 *	*	*	
25-Jun-33	7 *	*	*	
25-Jun-34	0	0	0	0
WAL	20.82	5.6	4.22	1.39
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Feb34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
›sitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - B1

UBS Securities LLC   Whole Loan ARMs Trading: 212-713-2860

Date	*1*	*2*	*3*	*4*
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	100
25-Jun-06	99	99	99	70
25-Jun-07	99	99	99	50
25-Jun-08	98	98	82	25
25-Jun-09	98	88	65	12
25-Jun-10	97	74	51	6
25-Jun-11	95	62	41	3
25-Jun-12	94	52	32	1
25-Jun-13	92	43	25	1
25-Jun-14	90	36	20 *	
25-Jun-15	87	29	15 *	
25-Jun-16	84	24	12 *	
25-Jun-17	81	20	9 *	
25-Jun-18	78	16	7 *	
25-Jun-19	74	13	5 *	
25-Jun-20	71	11	4 *	
25-Jun-21	67	9	3 *	
25-Jun-22	63	7	2 *	
25-Jun-23	59	5	2 *	
25-Jun-24	55	4	1 *	
25-Jun-25	51	3	1 *	
25-Jun-26	46	3	1 *	
25-Jun-27	41	2 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	31	1 *	*	
25-Jun-30	25	1 *	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*	*	
25-Jun-33	7 *	*		0
25-Jun-34	0	0	0	0

WAL	20.03	9.54	7.29	3.18
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04~May34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ɔsitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
ɜrve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - B2

UBS Securities LLC

Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	100
25-Jun-06	99	99	99	70
25-Jun-07	99	99	99	50
25-Jun-08	98	98	82	25
25-Jun-09	98	88	65	12
25-Jun-10	97	74	51	6
25-Jun-11	95	62	41	3
25-Jun-12	94	52	32	1
25-Jun-13	92	43	25	1
25-Jun-14	90	36	20 *	
25-Jun-15	87	29	15 *	
25-Jun-16	84	24	12 *	
25-Jun-17	81	20	9 *	
25-Jun-18	78	16	7 *	
25-Jun-19	74	13	5 *	
25-Jun-20	71	11	4 *	
25-Jun-21	67	9	3 *	
25-Jun-22	63	7	2 *	
25-Jun-23	59	5	2 *	
25-Jun-24	55	4	1 *	
25-Jun-25	51	3	1 *	
25-Jun-26	46	3	1 *	
25-Jun-27	41	2 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	31	1 *	*	
25-Jun-30	25	1 *	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*	*	
25-Jun-33	7 *	*		0
25-Jun-34	0	0	0	0
WAL	20.03	9.54	7.29	3.18
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04~May34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS :
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ɔsitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
ɜrve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - B3

UBS Securities LLC　　　　Whole Loan ARMs Trading: 212-713-2860

Date	*1*	*2*	*3*	*4*
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	100
25-Jun-06	99	99	99	70
25-Jun-07	99	99	99	50
25-Jun-08	98	98	82	25
25-Jun-09	98	88	65	12
25-Jun-10	97	74	51	6
25-Jun-11	95	62	41	3
25-Jun-12	94	52	32	1
25-Jun-13	92	43	25	1
25-Jun-14	90	36	20 *	
25-Jun-15	87	29	15 *	
25-Jun-16	84	24	12 *	
25-Jun-17	81	20	9 *	
25-Jun-18	78	16	7 *	
25-Jun-19	74	13	5 *	
25-Jun-20	71	11	4 *	
25-Jun-21	67	9	3 *	
25-Jun-22	63	7	2 *	
25-Jun-23	59	5	2 *	
25-Jun-24	55	4	1 *	
25-Jun-25	51	3	1 *	
25-Jun-26	46	3	1 *	
25-Jun-27	41	2 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	31	1 *	*	
25-Jun-30	25	1 *	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*		0
25-Jun-33	7 *	*		0
25-Jun-34	0	0	0	0
WAL	20.03	9.54	7.29	3.18
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04~Apr34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ɔsitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - B4

UBS Securities LLC Whole Loan ARMs Trading: 212-713-2860

Date	*1*	*2*	*3*	*4*
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	100
25-Jun-06	99	99	99	70
25-Jun-07	99	99	99	50
25-Jun-08	98	98	82	25
25-Jun-09	98	88	65	12
25-Jun-10	97	74	51	6
25-Jun-11	95	62	41	3
25-Jun-12	94	52	32	1
25-Jun-13	92	43	25	1
25-Jun-14	90	36	20 *	
25-Jun-15	87	29	15 *	
25-Jun-16	84	24	12 *	
25-Jun-17	81	20	9 *	
25-Jun-18	78	16	7 *	
25-Jun-19	74	13	5 *	
25-Jun-20	71	11	4 *	
25-Jun-21	67	9	3 *	
25-Jun-22	63	7	2 *	
25-Jun-23	59	5	2 *	
25-Jun-24	55	4	1 *	
25-Jun-25	51	3	1 *	
25-Jun-26	46	3	1 *	
25-Jun-27	41	2 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	31	1 *	*	
25-Jun-30	25	1 *	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*		0
25-Jun-33	7 *	*		0
25-Jun-34	0	0	0	0
WAL	20.03	9.54	7.29	3.18
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04~Mar34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ositions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - B5

UBS Securities LLC　　　　Whole Loan ARMs Trading: 212-713-2860

Date	*1*	*2*	*3*	*4*
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	100
25-Jun-06	99	99	99	70
25-Jun-07	99	99	99	50
25-Jun-08	98	98	82	25
25-Jun-09	98	88	65	12
25-Jun-10	97	74	51	6
25-Jun-11	95	62	41	3
25-Jun-12	94	52	32	1
25-Jun-13	92	43	25	1
25-Jun-14	90	36	20 *	
25-Jun-15	87	29	15 *	
25-Jun-16	84	24	12 *	
25-Jun-17	81	20	9 *	
25-Jun-18	78	16	7 *	
25-Jun-19	74	13	5 *	
25-Jun-20	71	11	4 *	
25-Jun-21	67	9	3 *	
25-Jun-22	63	7	2 *	
25-Jun-23	59	5	2 *	
25-Jun-24	55	4	1 *	
25-Jun-25	51	3	1 *	
25-Jun-26	46	3	1 *	
25-Jun-27	41	2 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	31	1 *	*	
25-Jun-30	25	1 *	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*		0
25-Jun-33	7 *	*		0
25-Jun-34	0	0	0	0
WAL	20.03	9.54	7.29	3.18
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Mar34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ɔsitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
ɜrve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - B6

UBS Securities LLC Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	100	100	100
25-Jun-06	99	99	99	70
25-Jun-07	99	99	99	50
25-Jun-08	98	98	82	25
25-Jun-09	98	88	65	12
25-Jun-10	97	74	51	6
25-Jun-11	95	62	41	3
25-Jun-12	94	52	32	1
25-Jun-13	92	43	25	1
25-Jun-14	90	36	20 *	
25-Jun-15	87	29	15 *	
25-Jun-16	84	24	12 *	
25-Jun-17	81	20	9 *	
25-Jun-18	78	16	7 *	
25-Jun-19	74	13	5 *	
25-Jun-20	71	11	4 *	
25-Jun-21	67	9	3 *	
25-Jun-22	63	7	2 *	
25-Jun-23	59	5	2 *	
25-Jun-24	55	4	1 *	
25-Jun-25	51	3	1 *	
25-Jun-26	46	3	1 *	
25-Jun-27	41	2 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	31	1 *	*	
25-Jun-30	25	1 *	*	
25-Jun-31	19 *	*		0
25-Jun-32	13 *	*		0
25-Jun-33	7 *	*		0
25-Jun-34	0	0	0	0
WAL	20.03	9.54	7.29	3.18
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Mar33
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ositions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
rve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - COLLAT_1

UBS Securities LLC Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	85	80	50
25-Jun-06	100	72	64	25
25-Jun-07	100	61	51	12
25-Jun-08	100	52	41	6
25-Jun-09	100	44	33	3
25-Jun-10	100	38	26	2
25-Jun-11	100	32	21	1
25-Jun-12	100	27	17 *	
25-Jun-13	100	23	13 *	
25-Jun-14	100	20	11 *	
25-Jun-15	97	16	8 *	
25-Jun-16	93	13	6 *	
25-Jun-17	90	11	5 *	
25-Jun-18	86	9	4 *	
25-Jun-19	82	7	3 *	
25-Jun-20	78	6	2 *	
25-Jun-21	74	5	2 *	
25-Jun-22	69	4	1 *	
25-Jun-23	65	3	1 *	
25-Jun-24	60	2	1 *	
25-Jun-25	55	2	1 *	
25-Jun-26	50	1 *	*	
25-Jun-27	44	1 *	*	
25-Jun-28	39	1 *	*	
25-Jun-29	33	1 *	*	
25-Jun-30	27 *	*	*	
25-Jun-31	21 *	*	*	
25-Jun-32	14 *	*	*	
25-Jun-33	7 *	*	*	
25-Jun-34	0	0	0	0
WAL	21.35	5.89	4.43	1.48
Principal Wind	Jul14-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS :
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
)sitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
rve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - COLLAT_2

UBS Securities LLC | Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	85	80	50
25-Jun-06	99	72	63	25
25-Jun-07	99	61	51	12
25-Jun-08	98	51	40	6
25-Jun-09	98	43	32	3
25-Jun-10	96	36	25	1
25-Jun-11	94	30	20	1
25-Jun-12	91	25	15 *	
25-Jun-13	89	21	12 *	
25-Jun-14	86	17	9 *	
25-Jun-15	84	14	7 *	
25-Jun-16	81	11	6 *	
25-Jun-17	78	9	4 *	
25-Jun-18	75	8	3 *	
25-Jun-19	72	6	3 *	
25-Jun-20	68	5	2 *	
25-Jun-21	65	4	1 *	
25-Jun-22	61	3	1 *	
25-Jun-23	57	3	1 *	
25-Jun-24	53	2	1 *	
25-Jun-25	49	2 *	*	
25-Jun-26	44	1 *	*	
25-Jun-27	40	1 *	*	
25-Jun-28	35	1 *	*	
25-Jun-29	30	1 *	*	
25-Jun-30	24 *	*	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*	*	
25-Jun-33	6 *	*	*	
25-Jun-34	0	0	0	0
WAL	19.55	5.64	4.29	1.47
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ɔsitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
ɜrve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - COLLAT_3

UBS Securities LLC   Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	99	85	80	50
25-Jun-06	99	71	63	25
25-Jun-07	98	60	50	12
25-Jun-08	98	51	40	6
25-Jun-09	97	43	32	3
25-Jun-10	96	36	25	2
25-Jun-11	96	31	20	1
25-Jun-12	93	25	16 *	
25-Jun-13	91	21	12 *	
25-Jun-14	88	17	9 *	
25-Jun-15	86	14	7 *	
25-Jun-16	83	12	6 *	
25-Jun-17	80	10	4 *	
25-Jun-18	77	8	3 *	
25-Jun-19	73	6	3 *	
25-Jun-20	70	5	2 *	
25-Jun-21	66	4	1 *	
25-Jun-22	63	3	1 *	
25-Jun-23	59	3	1 *	
25-Jun-24	54	2	1 *	
25-Jun-25	50	2 *	*	
25-Jun-26	46	1 *	*	
25-Jun-27	41	1 *	*	
25-Jun-28	36	1 *	*	
25-Jun-29	30	1 *	*	
25-Jun-30	25 *	*	*	
25-Jun-31	19 *	*	*	
25-Jun-32	13 *	*	*	
25-Jun-33	7 *	*	*	
25-Jun-34	0	0	0	0
WAL	19.87	5.67	4.3	1.46
Principal Wind	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Rede	Call (N)	Call (N)	Call (N)	Call (N)

It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial i
or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, except with respect to information co
expressed herein are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS
obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categor
(excluding the US broker- dealer unless specifically disclosed under required disclosures) or clients may have or have had interests or long or short pc
herein, and may at any time make purchases and/ or sales in them as principal or agent. UBS (excluding the US broker- dealer unless specifically dis
maker in the securities or other financial instruments discussed in this material. UBS may provide investment banking and other services to and/ or se
UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
sitions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
erve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

CWHL04-14-0del - Dec - COLLAT_4

UBS Securities LLC | Whole Loan ARMs Trading: 212-713-2860

Date	1	2	3	4
28-Jun-04	100	100	100	100
25-Jun-05	100	85	80	50
25-Jun-06	99	72	64	25
25-Jun-07	99	61	51	12
25-Jun-08	98	51	40	6
25-Jun-09	98	43	32	3
25-Jun-10	97	37	26	2
25-Jun-11	97	31	20	1
25-Jun-12	96	26	16 *	
25-Jun-13	96	22	13 *	
25-Jun-14	95	19	10 *	
25-Jun-15	92	15	8 *	
25-Jun-16	89	13	6 *	
25-Jun-17	86	10	5 *	
25-Jun-18	83	8	4 *	
25-Jun-19	79	7	3 *	
25-Jun-20	75	6	2 *	
25-Jun-21	71	5	2 *	
25-Jun-22	67	4	1 *	
25-Jun-23	63	3	1 *	
25-Jun-24	59	2	1 *	
25-Jun-25	54	2 *	*	
25-Jun-26	49	1 *	*	
25-Jun-27	44	1 *	*	
25-Jun-28	38	1 *	*	
25-Jun-29	33	1 *	*	
25-Jun-30	27 *	*	*	
25-Jun-31	21 *	*	*	
25-Jun-32	14 *	*	*	
25-Jun-33	7 *	*	*	
25-Jun-34	0	0	0	0
WAL	20.82	5.78	4.36	1.47
Principal Windo	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34	Jul04-Jun34
LIBOR_6MO	1.895	1.895	1.895	1.895
LIBOR_1YR	2.48	2.48	2.48	2.48
Prepay	0 CPR	15 CPR	20 CPR	50 CPR
Optional Redei	Call (N)	Call (N)	Call (N)	Call (N)

s, financial situation or particular needs of any specific recipient.

nstruments. No representation or warranty, either express
ncerning UBS AG, its subsidiaries and affiliates. Opinions
as a result of using different assumptions and criteria. UBS is under no
ies of investors. UBS, its directors, officers and employees
ositions in the securities or other financial instruments referred to
closed under Required Disclosures) may act or have acted as market-
rve as directors of the companies referred to in this report. Neither
out of the use of all or any part of this report.

UBS Investment Bank

$370MM
(Approximate)

CHL Mortgage Pass-Through Trust 2004-14
(Issuer)

CWHL 2004-14

CWMBS, Inc.
(Depositor)

Countrywide Home Loans
(Transferor)

Countrywide Home Loans Servicing LP
(Master Servicer)

Mortgage Pass-Through Certificates, Series 2004-14

Class	Initial Certificate Principal Balance or Notional Amount (1)(2)	Initial Pass-Through Rate	Principal Types	Initial W.A. Months to Reset	W.A. Reset Margin	Expected Initial Rating of Offered Certificates(3)
Offered Certificates						
Class 1-A-1	$ [37,109,000]	[3.095] %(4)	Senior, Pass-Through	6	[1.728] %	AAA
Class 2-A-1	$ [28,051,000]	[4.793] %(5)	Senior, Sequential	60	[1.881] %	AAA
Class 2-A-2	$ [15,046,000]	[4.793] %(6)	Senior, Sequential	60	[1.881] %	AAA
Class 2-A-3	$ [29,231,000]	[4.793] %(7)	Senior, Sequential	60	[1.881] %	AAA
Class 2-A-4	$ [25,138,000]	[4.793] %(8)	Senior, Sequential	60	[1.881] %	AAA
Class 2-A-5	$ [45,198,000]	[4.793] %(9)	Senior, Sequential	60	[1.881] %	AAA
Class 3-A-1	$ [121,770,000]	[5.117] %(10)	Senior, Pass-Through	84	[1.909] %	AAA
Class 4-A-1	$ [51,102,000]	[5.218] %(11)	Senior, Pass-Through	120	[1.869] %	AAA
Class A-R	$ 50	[3.095] %(12)	Senior, Residual	N/A	N/A	AAA
Class A-L-R	$ 50	[3.095] %(12)	Senior, Residual	N/A	N/A	AAA
Class B-1	$ [TBD]	[TBD] %(13)	Subordinate	TBD	[TBD] %	AA
Class B-2	$ [TBD]	[TBD] %(13)	Subordinate	TBD	[TBD] %	A
Class B-3	$ [TBD]	[TBD] %(13)	Subordinate	TBD	[TBD] %	BBB
Non-Offered Certificates						
Class B-4	$ [TBD]	[TBD] %(13)	Subordinate	TBD	[TBD] %	BB
Class B-5	$ [TBD]	[TBD] %(13)	Subordinate	TBD	[TBD] %	B
Class B-6	$ [TBD]	[TBD] %(13)	Subordinate	TBD	[TBD] %	NR

The information herein has been provided solely by UBS Securities LLC. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein relating to the mortgage loans will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Securities LLC.

(1) Approximate, subject to adjustment as described in the prospectus supplement.

(2) Assumes variance of +/- 5%.

(3) Ratings are expected from two of the following three rating agencies: Fitch, Moody's and S&P.

(4) The pass-through rate for the Class 1-A-1 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the first loan group, weighted on the basis of the outstanding principal balances of the loans in the

first loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(5) The pass-through rate for the Class 2-A-1 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the second loan group, weighted on the basis of the outstanding principal balances of the loans in the second loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(6) The pass-through rate for the Class 2-A-2 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the second loan group, weighted on the basis of the outstanding principal balances of the loans in the second loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(7) The pass-through rate for the Class 2-A-3 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the second loan group, weighted on the basis of the outstanding principal balances of the loans in the second loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(8) The pass-through rate for the Class 2-A-4 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the second loan group, weighted on the basis of the outstanding principal balances of the loans in the second loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(9) The pass-through rate for the Class 2-A-5 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the second loan group, weighted on the basis of the outstanding principal balances of the loans in the second loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(10) The pass-through rate for the Class 3-A-1 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the third loan group, weighted on the basis of the outstanding principal balances of the loans in the third loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(11) The pass-through rate for the Class 4-A-1 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the fourth loan group, weighted on the basis of the outstanding principal balances of the loans in the fourth loan group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(12) The pass-through rate for the Class A-R and Class A-L-R certificates will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in the first group.

(13) The pass through rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 certificates for each distribution date will be a per annum rate equal to the weighted average (weighted on the basis of the portion of the aggregate principal balance of the subordinate certificates attributable to each loan group as of the first day of the month immediately prior to the month in which the relevant distribution date and taking into account scheduled payments of principal on that date) of the net mortgage rates on the loans in each loan group weighted on the basis of the outstanding principal balances of the loans in the related group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled principal payments on that date).

SUMMARY

Relevant Parties

Depositor .... CWMBS, Inc. is a limited purpose finance subsidiary of Countrywide Credit Industries, Inc. Is address is 4500 Park Granada, Calabasas, California 91302, and its telephone number is (818) 225-3300.

Seller .... Countrywide Home Loans, Inc

Master Servicer .... Countrywide Home Loans Servicing LP.

Trustee .... The Bank of New York.

Relevant Dates

Cut-Off Date................................ June 1, 2004.

Closing Date .... On or about June 28, 2004.

Investor Settle Date...................... On or about June 30, 2004.

Distribution Date .... The 25th day of each month or, if that day is not a business day, the next business day, beginning in July 2004.

Servicer Remittance Date............. For each servicer the 18th day of each month (or, if that day is not a business day, generally the immediately following business day).

Interest Accrual Period................ For each class of certificates, the calendar month immediately prior to the month in which the relevant distribution date occurs.

Optional Termination.................. The master servicer may, at its option, repurchase all but not less than all of the loans in the trust on any distribution date on or after the first date on which the current aggregate scheduled principal balance, as of that date of determination, is less than 10% of the aggregate scheduled principal balance of the loans as of the cut-off date.

Credit Enhancement........................ Credit enhancements may reduce the harm caused to holders of certificates by shortfalls in payments collected on the loans. Credit enhancements can reduce the effect of shortfalls on all classes of offered certificates, or they can allocate shortfalls so they affect some classes before others.

Subordination. The group 1, group 2, group 3, and group 4 senior certificates will receive distributions of interest and principal, as applicable, before the subordinate certificates are entitled to receive distributions of interest or principal. In addition, each class of subordinate certificates will receive distributions of interest and principal prior to any other class of subordinate certificates with a higher alphanumerical class designation. The subordinate certificates, in reverse order of alphanumerical class designation, will absorb most losses on the group 1, group 2, group 3, and group 4 mortgage loans, other than certain excess losses, prior to other classes of certificates.

Last Scheduled Distribution Date .... July 25, 2033

Collateral.. The Trust's main source of funds for making distributions on the certificates will be collections on four pools of closed-end, adjustablerate loans secured by first mortgages or deeds of trust on residential one- to four-family properties.

Tax Status .... Elections will be made to treat the assets of the trust as three separate real estate mortgage investment conduits or REMICs designated as the Upper-Tier REMIC, the Middle-Tier REMIC and the Lower-Tier REMIC, respectively. The offered certificates, other than the Class A-R and Class A-L-R certificates, will be treated as debt instruments of a REMIC for federal income tax purposes. The Class A-R certificates will be treated as the residual interests in each of the Upper-Tier REMIC and the Middle-Tier REMIC. The Class A-L-R certificates will be treated as the residual interests in the Lower-Tier REMIC.

ERISA Considerations .... If you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, you should consult with counsel as to whether you can buy or hold an offered certificate. The residual certificates may not be purchased or transferred to such a plan.

CWHL04-14-0del

UBS Securities LLC
q:\WholeLoanTrading\ARMS\INTEX\CWHL04-14WC.dms

Print Time: 6/14/2004 7:36:31 PM

Dates		Yield Curve, Shock: 0(BP)					
		Yield Curve		TSY		EDSF	
		1MO	1.16	1MO	0.956	3MO	1.543
Settle Date:	06/28/2004	3MO	1.37375	3MO	1.169	6MO	1.792
Dated Date:	06/01/2004	6MO	1.67375	6MO	1.45	9MO	2.038
First Pmt:	07/25/2004	1YR	2.2	2YR	2.638	1YR	2.294
Next Pmt:	07/25/2004	2YR	3.093	3YR	3.169	1.25YR	2.526
Frequency:	Monthly	3YR	3.674	5YR	3.903	2YR	3.129
		5YR	[illegible]	10YR	4.746	5YR	[illegible]
		10YR	5.24	30YR	5.438	10YR	5.21
		30YR	5.81				

Collateral Summary

	GrsWAC	Servicing	NetWAC	WAM	AmortTerm	Age	Balance
Min:	3.479%	0.259%	3.095%	359	359	0	4,506,810
WAvg:	5.065%	0.272%	4.793%	360	360	0	41,029,200
Max:	5.626%	0.384%	5.367%	360	360	1	110,084,050

Number of 30/360 Assets: 9
Total Number of Assets: 9 Total Balance: 369,262,803

Class	Rating	Type	Balance	% of deal	Coupon	Avl	Bnch	Bnch Yld	Sprd	CBE Yld	Price	Mod Dur	Window	Delay	Prepay	Bln Ext	Loss
1A1	NA	SEN_WAC	37,109,000	10.049	3.095000	0.47							07/04-12/04	24	(1)		0 CDR
B1	NA	JUN_WAC	8,143,000	2.205	4.793110	4.83							07/04-06/14	24	(1)		0 CDR
B2	NA	JUN_WAC	3,406,000	0.922	4.793110	4.83							07/04-06/14	24	(1)		0 CDR
B3	NA	JUN_WAC	1,828,000	0.495	4.793110	4.83							07/04-06/14	24	(1)		0 CDR
B4	NA	JUN_WAC	1,454,000	0.394	4.793110	7.29							07/04-06/34	24	(1)		0 CDR
B5	NA	JUN_WAC	1,122,000	0.304	4.793110	7.29							07/04-06/34	24	(1)		0 CDR
B6	NA	JUN_WAC	664,803	0.180	4.793110	7.29							07/04-06/34	24	(1)		0 CDR
2A1	NA	SEN_WAC	28,051,000	7.596	4.805855	0.48							07/04-05/05	24	(1)		0 CDR
2A2	NA	SEN_WAC	15,046,000	4.075	4.805855	1.24							05/05-01/06	24	(1)		0 CDR
2A3	NA	SEN_WAC	29,231,000	7.916	4.805855	2.20							01/06-06/07	24	(1)		0 CDR
2A4	NA	SEN_WAC	25,138,000	6.808	4.805855	3.83							06/07-04/09	24	(1)		0 CDR
2A5	NA	SEN_WAC	45,198,000	12.240	4.805855	4.97							04/09-06/09	24	(1)		0 CDR
3A1	NA	SEN_WAC	121,770,000	32.977	5.117268	3.41							07/04-07/11	24	(1)		0 CDR
4A1	NA	SEN_WAC	51,102,000	13.839	5.218457	3.85							07/04-06/14	24	(1)		0 CDR
Deal			369,262,803	100.000	4.793142	3.05							07/04-06/14	24	(1)		0 CDR

(1) Group 1: 20 CPB; Group 2: 20 CPB; Group 3: 20 CPB; Group 4: 20 CPB>> (2) Group 1: 28 CPR; Group 2: 20 CPR; Group 3: 20 CPR; Group 4: 20 CI

Issuance Proceeds	Collateral Profile	Deal Profile